Exhibit 21.1

List of Subsidiaries of

Digital Brands Group, Inc.

Entity Name	Place of Organization
Bailey 44, LLC*	Delaware

Mosbest, LLC dba Stateside*	California

Sunnyside, LLC dba Sundry*	California

*	100% owned subsidiary of Digital Brands Group, Inc.